SWINGPLANE VENTURES, INC.
Alcantara 200, piso 6
Las Condes, Santiago,
Chile, 7550159

April 25, 2013

VIA EDGAR AND BY E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Tiffany Piland

Re:	Swingplane Ventures, Inc.
Form 8-K
Filed February 25, 2013
File No. 000-54571

Dear Ms. Piland:

On behalf of our Company, Swingplane Ventures, Inc., a Nevada corporation (the “Company”), we acknowledge receipt of your comment letter dated March 19, 2013 regarding the Company’s Current Report on Form 8-K filed February 25, 2013 (the “8-K Report”).  On April 2,2013,  the Company requested an additional 15 business days to respond and anticipated submitting its response letter and  amended 8-K Report by April 25, 2013.   The Company’s accountants were asked to prepare comments to the accounting questions in the response letter, however, due to a lack of available staff they advised today that they could not provide the information as requested and have spoken with Ms. Piland to request a further 10 days to allow time for the auditors to review the audited financial statements which must be prepared for the period ended June 30, 2012 as well as amendments to the financial information.  As a result, the Company anticipates that it will submit its response letter and amended 8-K Report by May 6, 2013.

If you have any questions regarding this request for an extension, please do not hesitate to contact me directly at 800-373-0537.

Best regards, /s/ Carlos De la Torre Carlos De la Torre President

cc:           file
Mark Lee – Greenberg Taurig, LLP